Filed by Critical Metals Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 132-02858

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

European Lithium Limited (ASX: EUR) filed an announcement with the Australian Securities Exchange (the “ASX”) on January 10, 2024, which was subsequently posted on the ASX.

NASDAQ Listing Update

HIGHLIGHTS

●	Special Meeting of Sizzle’s stockholders to approve the proposed business combination with Critical Metals Corp (Critical Metals or CRML) expected to be held on 23 January 2024; and

●	Sizzle separately seeking extension of business combination deadline under its charter to provide additional time in the event of unforeseen delays.

European Lithium Limited (ASX: EUR, FRA:PF8, OTC: EULIF) (European Lithium or the Company) advises that Sizzle Acquisition Corp, a publicly traded special purpose acquisition company (Nasdaq: SZZL) (Sizzle), has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the SEC) related to a special meeting of stockholders primarily to approve an amendment to its certificate of incorporation to extend the date by which it must either consummate an initial business combination or wind up and redeem 100% of Sizzle’s outstanding public shares, from February 8, 2024 to August 8, 2024, or such earlier date as determined by Sizzle’s Board of Directors (the Extension Proposal).

On 26 October 2022, European Lithium announced that it has entered into a business combination agreement with Sizzle pursuant to which EUR will combine its wholly owned Wolfsberg Lithium Project (Wolfsberg Project) with Sizzle via a newly-formed, lithium exploration and development company named Critical Metals Corp (Critical Metals) which is expected to be listed on NASDAQ under the symbol “CRML” (Transaction).

The purpose of the Extension Proposal is to allow Sizzle additional time to complete the Transaction if the Transaction has not been consummated prior to or on February 8, 2024. Sizzle has not yet set a date or time for the special meeting related to the Extension Proposal. If the Transaction is completed on or prior to February 8, 2024, the special meeting for the Extension Proposal will not occur.

European Lithium shareholders approved the Transaction on 20 January 2023 and on 28 December 2023 the Company announced that the Form F-4 Registration Statement of Critical Metals (F-4 Registration Statement or F-4) in relation to the Transaction had been declared effective by the U.S. Securities and Exchange Commission (the SEC).

A special meeting of Sizzle stockholders to vote on the approval and adoption of the business combination agreement for the Transaction, and related proposals, is scheduled to be held in virtual format on January 23, 2024 at 10:00 a.m. Eastern Time. Sizzle’s stockholders of record as of the close of business on December 26, 2023 are entitled to vote at the special meeting. The Transaction is expected to be completed as soon as practicable following the conclusion of the special meeting of Sizzle stockholders to vote on the approval and adoption of the business combination agreement for the Transaction (assuming the satisfaction or waiver of the other conditions to closing as set forth in the business combination agreement).

Following completion of the Transaction, EUR will be issued US$750 million worth of ordinary shares in CRML.

This announcement has been approved for release on ASX by the Board of Directors.

This announcement is intended to lift the trading halt requested on 8 January 2024.

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U.S. Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement to be sent to Sizzle stockholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of Sizzle as of the Record Date for voting on the Proposed Business Combination as set forth in such proxy statement/prospectus and will contain important information about the Proposed Business Combination and related matters. Stockholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain copies of the definitive proxy statement/prospectus and other relevant materials in connection with the Proposed Business Combination, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s stockholders in connection with the Proposed Business Combination. Sizzle’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023, Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023 and Sizzle’s definitive proxy statement filed with the SEC on July 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the stockholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

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